May 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form F-3

File No. 333-210965

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ladies and Gentlemen:

•

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genetic Technologies Limited (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-210965), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on May 23, 2016, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

i.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Greenberg Traurig, LLP, attention: Ross Kaufman, via facsimile at 212-805-9380 or email at kaufmanr@gtlaw.com.

Very truly yours,

Genetic Technologies Limited

/s/ Eutillio Buccilli

Eutillio Buccilli
Chief Executive Officer